Exhibit No. 23.2

Consent of Independent Petroleum Engineers

As independent petroleum and natural gas consultants, we hereby consent to the reference of our name in the Annual Report on Form 10-K, for the year ended December 31, 2005 of Petroleum Development Corporation, and to the incorporation of our name by reference into Petroleum Development Corporation's effective registration statements under the Securities Act of 1933, as amended.  We have no interest of a substantial or material nature in Petroleum Development Corporation, or in any affiliate. We have not been employed on a contingent basis, and we are not connected with Petroleum Development Corporation, or any affiliate as a promoter, underwriter, voting trustee, director, officer, employee, or affiliate.

/s/ Wright & Company

Wright & Company

Nashville, TN
May 30, 2006